Exhibit 10.3 May 19, 2008 Mark Burns Address City, State, Zip Dear Mark: I am pleased to confirm our employment offer on the following terms and conditions:

POSITION:	President - ENSCO Offshore International Company (EOIC)

REPORTING TO:	William Chadwick, COO - ENSCO International Incorporated

LOCATION:	Dallas

START DATE:	TBD

BASE COMPENSATION:	$29,166.67/month

ENSCO CASH INCENTIVE (BONUS) PLAN:	You will be eligible to participate in ENSCO's Cash Incentive Plan ("ECIP"). The target annual award for your new position will be $205,500 based on the achievement of specific financial, safety and strategic goals. The maximum ECIP award is 200% of target, or $411,000. We are currently forecasting an estimated award of $328,800 for 2008. Although we would typically prorate an award based on the number of months employed during a plan year, we are guaranteeing you a full annual minimum bonus of $328,800 for 2008 with no pro-ration. Actual bonus may exceed $328,800 based on actual calculated awards under the ECIP. Awards are typically paid in March following each plan year and the ECIP provides that you must be employed by ENSCO at the time of the distribution of the award.

INITIAL EMPLOYMENT LONG-TERM INCENTIVE AWARD:	The Nominating, Governance and Compensation Committee of our Board of Directors (the "NGCC") has approved an initial Restricted Stock Grant in the amount of 44,335 shares. Such shares would be awarded at no cost to the recipient and vest at a rate of 20% per year over a five-year period beginning with the date of employment.

LONG-TERM INCENTIVE PLAN:	This position is eligible to annually receive Long-Term Incentive awards, pending approval from the NGCC. Annual awards are issued on June 1st of each year as part of a Company-wide award cycle. Your nominal annual target award is currently 70,000 Non-Qualified Stock Options ("NQSO's"). Future award targets can be adjusted based on market conditions by the NGCC. Our current practice is to grant these awards in 50% restricted stock based on a 3:1 conversion ratio with the balance issued in the form of NQSO's. Accordingly, the target annual award for your position would consist of 11,665 shares of restricted stock and 35,000 NQSO's. The restricted stock awards vest at a rate of 20% per year over a five-year period. The NQSO's vest over 4 years and have a 7 year life. The NGCC is considering a proposal to make all awards in shares of restricted stock. Actual awards may vary based on individual performance and competitive market conditions. Your first annual award under the LTIP would be June 1, 2009.

BENEFITS:	You will be eligible to participate in the Company's employee group benefit programs including Medical, Dental, Life, AD&D and Long Term Disability beginning the first of the month following thirty (30) days of employment. You may elect to participate in the ENSCO Savings Plan (401(k)) beginning on the first of any month following thirty (30) days of employment. The ENSCO Savings Plan includes a dollar for dollar employer matching feature on the first 5% contributed by the employee.

PROFIT SHARING:	The ENSCO Savings Plan (401(k)) and Supplement Executive Retirement Plan ("SERP") also include a profit sharing feature. Profit sharing awards for 2007 were granted at 10% of base salary and our projected awards for 2008 are also 10%. Profit sharing awards are subject to Board of Director approval. You will be eligible for a profit sharing award based on your earned base salary during 2008.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN:	We have a SERP that allows highly compensated individuals to defer a portion (currently 50%) of base salary and bonus (in addition to amounts deferred in the 401(k) plan) on a tax deferred basis.

RELOCATION:	The Company will pay for all costs of the packing, insuring, shipping, storing, and unpacking of household goods and personal effects. In addition, the Company will also pay for transportation and other expenses for you and your spouse to search for a new residence in the Dallas area and for the final move. We will also pay to you a lump-sum moving expense amount of $25,000 for the miscellaneous costs of moving your residence to Dallas to be paid on your first date of employment.

TEMPORARY LIVING EXPENSES:	The Company will pay temporary living expenses in Dallas while you are moving to a new residence in the Dallas area.

REALTOR COMMISSION AND CLOSING COSTS:	The Company will pay customary and reasonable real estate commissions incurred in the selling of the old residence. In addition, customary and reasonable fees incurred in the selling of the old residence will be covered (up to a maximum of 2% of sale price).

PAID TIME OFF ACCRUAL:	Paid Time Off will accrue and show as a balance on your pay stub. It will accrue at a fixed rate of 1.66 days of Paid Time Off per month. Your maximum total entitlement is twenty (20) working days per year.

Employment with ENSCO is contingent upon the successful completion of a pre-employment drug screen and background check. A copy of ENSCO's drug policy will be provided to you upon request.

ENSCO's employee benefits described above, its personnel policies and other conditions of employment are incorporated by reference into this employment offer and are subject to change from time to time by the Company at its sole discretion. You will be entitled to all rights and subject to all conditions stated in such plans, personnel policies, and employment conditions to the same extent as all other ENSCO employees similarly situated.

This letter is simply a summary of the Company's offer of employment to you, provided to you for your convenience, and shall not constitute or be deemed, in any manner whatsoever, to be a contract of employment. If you join the Company on the basis of the foregoing offer of employment, you will be employed at will, which means that either you or the Company may terminate the employment relationship at any time, for any reason, with or without notice.

On your first day of employment, you must present documentation required by law to verify your eligibility to work in the United States. If you need a list of acceptable documents or have any questions regarding ENSCO's benefits, please contact Mike Wiley at 214-397-3140.

Mark, I am pleased you are interested in joining us. ENSCO is a growing company with many opportunities. I believe your enthusiasm and experience have equipped you to make a positive contribution.

We look forward to a favorable response.

Sincerely,

Dan Rabun
President & CEO, ENSCO International Incorporated
As the sole shareholder of ENSCO Offshore International Company cc:  HR Department

If you find the offer to be acceptable, please sign and return one copy of this offer letter to Mike Wiley as soon as practical. For your convenience, Mike's e-mail address is mwiley@enscous.com and his fax number is 214-397-3540.

I have read, understand, and accept the employment terms and conditions listed above.

/s/ J. Mark Burns	5/22/2008
Mark Burns	Date